FW

FRED WATTS JR

| Grants Pass, OR 97526

Summary

Trustworthy individual offering over 10 years working as qualified Automotive Technician in the automotive industry. Focused and enthusiastic promoting exceptional skill in diagnosing issues and performing repairs. Broad knowledge of machines, production processes and maintenance processes.

Skills

Testing and repair, Product inspections, Quality control, Maintenance and repair, Equipment maintenance, Managerial knowledge, Automotive knowledge.

Experience

Reinvent the Wheel LLc | Merlin, OR
General Manager Lead Technician
11/2015 - Current

In this position I do all repairs on customer cars and custom engine swaps. I diagnose cars in the salvage yard, rebuild parts and pull parts for orders. I also go shopping for company supplies locally. I provide technical support to my team to make sales, and for our online customers, as well as fill in for shipping department when needed. Demonstrated excellent mechanical knowledge of machines and tools, including design, use, repair and maintenance.

Reinvent the Wheel LLC | Merlin, OR
Salvage Manager
06/2013 - 11/2015

As the Salvage Manger I inspected and diagnosed cars and motors, Test parts, Dismantled cars and also Managed others in the same process. Used tools and equipment to remove Interior and exterior parts, windshields, flooring and other parts. Added tags to parts and moved to correct storage locations.

Creekside Automotive | Grants Pass, OR
Auto Repair Assistant
08/2008 - 12/2012

- Completed repairs and maintenance to major vehicle models to meet safety specifications. Performed customer work and warranty repairs in compliance with manufacturer standards. Performed maintenance inspections, tune-ups, oil changes and other key services. Completed simple and advanced repairs according to specifications for systems such as brakes, exhaust and electrical. Wrote service orders, accepted payments and updated customer accounts to maintain CRM system, and ordered parts online.

Fred's Land Maitnence and Lawn Care | Grants Pass, OR
Owner/Operator
10/2004 - 08/2008

I owned and operated my own business, We maintained a few apartment complexes, Major clean up, Preconstruction for houses being built. Collaborated with building managers to assess ongoing needs and plan preventive maintenance schedules. Worked with customers to meet their needs and expectations.

Craig's Construction | Grants Pass, OR
Laborer
10/2003 - 09/2004

In this Job i assisted on building houses from the ground up. Used picks and shovels to dig, spread and level dirt and gravel. Performed heavy labor such as ditch digging, paving and hauling. Collected and removed debris from work sites to maintain team productivity and minimize safety hazards. Built

and disassembled scaffolds, bracing and barricades to assist in vertical construction activities. Prepared sites for concrete work by breaking up damaged concrete and leveling or contouring ground. Worked with supervisor's in all environments.

Grants Pass Equipment Rental | Grants Pass, OR
Yard Worker
02/2000 - 10/2003

In this job i maintained tractors, bobcats, skidsteer. I Made deliveries to customers and other businesses, Set up tents. I also Answered phones and made reservations.

Education and Training

Hidden Valley High School | Grants Pass, OR
High School Diploma
06/1999